Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Theodore Zucconi
Chief Executive Officer
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, Massachusetts 02459

> **Re: Pro-Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Nine Months ended September 30, 2009**
> **File No. 1-31791**

Dear Mr. Zucconi:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief